Filed Pursuant to Rule 253(g)(2)

File No. 024-12283

Offering Circular Supplemental No. 1

Cardone Non Accredited Fund, LLC

(the “Company”)

Supplemental No. 1 Dated December 19, 2023

to the Offering Circular dated October 4, 2023

This document supplements, and should be read in conjunction with, the offering circular of Cardone Non Accredited Fund, LLC (“we”, “our” or “us”), dated October 4, 2023, as filed by us with the Securities and Exchange Commission (the “Commission”) (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•         Disclose the name change of the Company from Cardone Equal Opportunity Fund 2, LLC to Cardone Non Accredited Fund, LLC.

•         Disclose an amendment to the Company’s Operating Agreement to reflect this name change; and

•         Incorporate by reference the Company’s June 30, 2023 financials, as recently filed on form 1-SA.

The following information is included as an appendix to the Offering Circular:

Effective December 9, 2023, the Company has changed its name from Cardone Equal Opportunity Fund 2, LLC to Cardone Non Accredited Fund, LLC. All references to the Company’s previous name within the Offering Circular should be read as updated with the new name.

On December 15, 2023, the Manager unilaterally amended the Operating Agreement to reflect the Company’s new name, pursuant to its authority under Article 14. All references to the Company’s Operating Agreement within the Offering Circular should be read as referring to the Company’s Amended and Restated Operating Agreement, dated December 15, 2023.

The Securities and Exchange Commission, or SEC, allows us to incorporate by reference into the offering circular certain information we file with it, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of the offering circular. We incorporate by reference the information contained in our semi-annual report, which we filed with the SEC on December 19, 2023, a copy of which may be accessed here.